UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 26, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Legal Proceedings

Signature page

Key figures Q3 and first nine months of fiscal 20121,2

(preliminary and unaudited; in millions of €, except where otherwise stated)

Volume
						1st nine months
Continuing operations	Q3 2012	Q3 2011	Actual	% Change Adjusted[3]		2012	2011	Actual	% Change Adjusted[3]
New orders	17,770	22,937		(23)%	(27)%	55,458	64,425		(14)%	(16)%
Revenue	19,542	17,844		10%	3%	56,741	53,164		7%	4%

Earnings						1st nine months
Total Sectors	Q3 2012	Q3 2011		% Change		2012	2011		% Change
Adjusted EBITDA	2,299	2,276		1%		6,735	7,432		(9)%
Total Sectors profit	1,817	1,144		59%		5,347	6,927		(23)%
in % of revenue (Total Sectors)	9.2%	6.4%				9.3%	13.0%
Continuing operations
Adjusted EBITDA	2,354	2,319		1%		7,118	8,018		(11)%
Income from continuing operations	1,229	763		61%		3,637	5,783		(37)%
Basic earnings per share (in €)[4]	1.37	0.83		65%		4.06	6.48		(37)%
Continuing and discontinued operations[5]
Net income	850	501		70%		3,322	5,090		(35)%
Basic earnings per share (in €)[4]	0.94	0.53		77%		3.70	5.70		(35)%

Capital efficiency
	Q3 2012		Q3 2011			1st nine months 2012		1st nine months 2011
Continuing operations
Return on capital employed (ROCE) (adjusted)	15.2%			11.3%		16.0%			26.0%
Continuing and discontinued operations[5]
Return on capital employed (ROCE) (adjusted)	9.8%			7.2%		13.4%			22.2%

Cash performance
	Q3 2012		Q3 2011			1st nine months 2012		1st nine months 2011
Continuing operations
Free cash flow	883			992		300			2,405
Cash conversion rate	0.72			1.30		0.08			0.42
Continuing and discontinued operations[5]
Free cash flow	950			861		169			1,727
Cash conversion rate	1.12			1.72		0.05			0.34

Liquidity and capital structure
	June 30, 2012					September 30, 2011
Cash and cash equivalents	8,963					12,468
Total equity (Shareholders of Siemens AG)	31,732					31,530
Net debt	10,974					4,995
Adjusted industrial net debt	4,448					(1,534)

Employees — in thousands
	June 30, 2012					September 30, 2011
	Continuing operations		Total[7]			Continuing operations		Total[7]
Employees	370			410		360			402
Germany	119			129		116			127
Outside Germany	251			281		244			275

1	New orders; Adjusted or organic growth rates of revenue and new orders; Total Sectors profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP

2	April 1 — June 30, 2012 and October 1, 2011 — June 30, 2012.

3	Adjusted for portfolio and currency translation effects.

4	Basic earnings per share — attributable to shareholders of Siemens AG. For fiscal 2012 and 2011 weighted average shares outstanding (basic) (in thousands) for the third quarter amounted to 879,228 and 873,911 and for the first nine months to 877,466 and 872,755 shares, respectively.

5	Discontinued operations primarily consist of OSRAM, Siemens IT Solutions and Services, the former Communication activities and Siemens VDO Automotive.

6	Calculated by dividing adjusted industrial net debt as of June 30, 2012 and 2011 by annualized adjusted EBITDA.

7	Continuing and discontinued operations.

Earnings Release Q3 2012

April 1 to June 30, 2012

Munich, Germany, July 26, 2012

Continued Revenue Growth in More Challenging Markets

Peter Löscher, President and Chief Executive Officer of Siemens AG

“The deceleration of the world economy has increased in the past few months. We see growing reluctance among our customers regarding capital expenditures and stronger economic headwinds, especially in our industrial short-cycle businesses. Therefore our focus above all is on increasing our productivity and efficiency. Given the deteriorating environment it becomes more difficult to achieve our guidance for the fiscal year.”

•	Revenue for the third quarter rose 10% year-over-year, to €19.542 billion, with five percentage points coming from favorable currency translation effects.

•

Orders came in at €17.770 billion, 23% below the prior-year period, which included a €3.7 billion order for trains in Germany and a substantially higher volume from large orders in Energy. The book-to-bill ratio for the quarter was 0.91, and the order backlog was €100 billion.

•

Total Sectors profit was €1.817 billion, despite lower earnings contributions from Siemens’ industrial short-cycle businesses. The third quarter a year earlier included substantial profit impacts related to divesting Siemens’ stake in Areva NP (Areva) and changing the focus of particle therapy projects.

•	Income from continuing operations was €1.229 billion and corresponding basic EPS was €1.37.

•	Free cash flow from continuing operations for the quarter declined year-over-year, to €883 million, on lower cash flows in the Sectors.

Table of Contents

Siemens	2-4

Sectors, Equity Investments, Financial Services	5-12

Corporate Activities	13

Outlook	13

Notes and Forward– Looking Statements	14

Media Relations:

Alexander Becker

Phone: +49 89 636-36558

E-mail: becker.alexander@siemens.com

Oliver Santen

Phone: +49 89 636-36669

E-mail: oliver.santen@siemens.com

Siemens AG,

80333 Munich, Germany

Siemens      2

Orders and Revenue

Currency tailwinds partly

offset market challenges

The market environment was less favorable in the third quarter, particularly for Siemens’ industrial short-cycle businesses. Revenue rose 10%, while orders came in 23% lower than the prior-year period which included a substantially higher volume from large orders. Excluding currency translation and portfolio effects, revenue rose 3% and orders declined 27%. The book-to-bill ratio for Siemens overall was 0.91, and the backlog (defined as the sum of the order backlogs of the Sectors) was €100 billion at the end of the quarter including €2 billion in the current quarter from positive currency translation effects.

Higher revenue in

all Sectors and regions

All Sectors reported revenue growth in the third quarter, benefiting from currency translation effects. Healthcare posted broad-based growth.

Energy’s growth was supported by conversion from its strong order backlog. Infrastructure & Cities and Industry generated moderate increases.

The Americas and Asia, Australia saw double-digit revenue growth, and the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME) showed a moderate increase. Emerging markets on a global basis grew 8% year-over-year, and accounted for €6.329 billion, or 32%, of total revenue for the quarter.

Substantially lower volume

from large orders

Healthcare orders increased, including strong demand in the diagnostics business, while both Infrastructure & Cities and Energy saw orders fall due to lower volume from large orders compared to a year earlier. Order development in all Sectors benefited from currency tailwinds.

The drop in large order volume year-over-year was most evident in Europe/CAME and the Americas. Asia, Australia posted moderate growth. Globally, orders grew 5% in emerging markets and accounted for €6.708 billion, or 38%, of total orders for the quarter.

Book-to-Bill ratio

1.29
1.04
1.11
0.93
0.91
22,937 17,844
21,157 20,351
19,809 17,902
17,880 19,297
17,770 19,542
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Figures in millions of €

New Orders · Revenue · Book-to-Bill ratio

New Orders and Revenue

22,937 17,770
(27)% (23)%
6,371 6,708
0% 5%
17,844 19,542
3% 10%
5,882 6,329
4% 8%
New Orders
therein: Emerging markets
Revenue
therein: Emerging markets
Figures in millions of €

Q3 2011 · Q3 2012 · Actual change
Adjusted change (excluding currency translation and portfolio effects).

New Orders & Revenue by Region

New Orders
13,417 8,632
(38)% (36)%
6,187 2,345
(62)% (62)%
5,330 4,819
(19)% (10)%
3,906 3,232
(28)% (17)%
4,189 4,318
(4)% 3%
1,620 1,725
(5)% 6%
621 633
7% 2%
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
9,293 9,751
3% 5%
2,554 2,653
4% 4%
5,075 5,937
5% 17%
3,563 4,482
10% 26%
3,475 3,854
3% 11%
1,564 1,674
(4)% 7%
563 470
(12)% (16)%
Figures in millions of €

Q3 2011 · Q3 2012 · Actual change · * Commonwealth of Independent States
Adjusted change (throughout excluding currency translation and portfolio effects).

New Orders & Revenue by Sector

New Orders
7,248 5,246
(33)% (28)%
3,016 3,316
2% 10%
5,139 5,116
(4)% 0%
7,609 4,185
(48)% (45)%
Energy Sector
Healthcare Sector
Industry Sector
Infrastructure & Cities Sector
Revenue
6,140 7,025
8% 14%
2,858 3,343
8% 17%
4,957 5,102
(2)% 3%
4,041 4,271
1% 6%
Figures in millions of €

Q3 2011 · Q3 2012 · Actual change
Adjusted change

Siemens      3

Income and Profit

Energy and Healthcare

take Sector profit higher

Total Sectors Profit was €1.817 billion in the third quarter, including significantly increased functional costs across the Sectors associated with focused innovation and growth initiatives. In addition, Siemens’ industrial short-cycle businesses delivered lower income year-over-year. In the same quarter a year earlier, Total Sectors profit of €1.144 billion was held back by a €682 million impact related to an adverse arbitration decision associated with Siemens’ decision to exit its nuclear power joint venture with Areva S.A., and by €381 million in charges associated with changing the focus of particle therapy projects in Healthcare.

Energy led all Sectors with profit of €683  million, up from €214  million a year earlier which included the Areva impact mentioned above. Profit at Industry came in at €523 million, down from €708  million in the prior-year period due primarily to its short-cycle businesses. Both Sectors faced market challenges for certain businesses, including activities related to renewable energy. Profit at Healthcare rose to €396 million. In the prior-year period, Healthcare profit of €8 million included the particle therapy charges mentioned above. Profit at Infrastructure & Cities was €215 million, slightly above the prior-year level.

Results improve outside the Sectors

Income from continuing operations increased to €1.229 billion from €763  million a year earlier, and corresponding basic EPS rose to €1.37 compared to €0.83. The difference was due mainly to higher Total Sectors profit. The contribution to income from continuing operations from outside the Sectors turned positive due primarily to improved results from Corporate Treasury activities.

Net income impacted by

catch-up effect at OSRAM

Net income was €850  million in the current quarter, up from €501 million a year ago. Corresponding basic EPS increased to €0.94, up from €0.53 in the same period a year earlier. Within net income, discontinued operations posted a loss of €379  million compared to a loss of €262 million in the same quarter a year earlier, which included significant earnings impacts related to the divestment of Siemens IT Solutions and Services (SIS).

The current quarter includes a non-cash effect related to OSRAM, totaling a negative €443 million (pre-tax). This effect arises from the fact that Siemens no longer considers it highly probable to complete its original plan to dispose of OSRAM via an initial public offering (IPO) by the end of calendar 2012, and must therefore recognize accumulated depreciation, amortization, impairments and equity pick-ups related to OSRAM which under IFRS were not recognized beginning with the announcement of the IPO plan in March 2011. The new plan for OSRAM includes a spin-off to Siemens shareholders and qualifies for discontinued operations because the spin-off is considered highly probable.

Siemens still intends to retain a minority stake in Osram, in which it will remain a long-term anchor shareholder.

Due primarily to the non-cash effect mentioned above, OSRAM recorded a loss of €351 million in the third quarter, compared to income of €56 million in the prior-year period. Also influencing the loss were previously announced measures to reduce OSRAM’s production capacities for conventional lighting products. OSRAM reported a 12% revenue increase year-over-year, and 1% growth on a comparable basis.

Siemens      4

Cash, Return on Capital Employed (ROCE), Pension Funded Status

Lower free cash flow at Sector level

Free cash flow from continuing operations came in at €883 million, down from €992  million in the prior-year period. The decrease was due primarily to lower free cash flow at the Sector level. The largest factor was lower billings in excess of costs in Energy due in part to lower orders year-over-year. The decline in free cash flow at Sector level was partly offset by net positive effects outside Total Sectors, including lower income tax payments.

Free cash flow from discontinued operations was a positive €67 million, up from a negative €131 million in the prior-year period. The change year-over-year was due primarily to two factors. Cash outflows related to SIS were lower compared to the prior-year period, which included higher payments in connection with the establishing of SIS as a separate legal group. In addition, the current period included higher cash inflows related to OSRAM.

The free cash flow measure does not include certain cash outflows that occurred in the periods under review. Outflows in the current period included €0.5 billion for the previously disclosed acquisition of the Connectors and Measurements Division of Expro Holdings UK 3 Ltd. The prior-year period included a payment of €1.0 billion related to a purchase of additional shares in Siemens’ subsidiary in India and a payment of €0.7 billion to Areva S.A. mentioned earlier.

Pension plan underfunding increases

The estimated underfunding of Siemens’ pension plans as of June 30, 2012 amounted to approximately €8.0 billion, compared to an underfunding of approximately €6.5 billion at the end of the second quarter. Siemens’ defined benefit obligation (DBO) increased in the third quarter due primarily to a decrease in the discount rate assumption as of June 30, 2012. Accrued service and interest costs also contributed to the increase in the DBO. The impact of these factors on pension funding was only slightly offset by a positive actual return on plan assets and employer contributions. As of September 30, 2011, pension plan underfunding amounted to €6.2 billion.

Sectors      5

Energy Sector

Continued strong revenue growth, lower volume from large orders

Energy Sector profit was €683  million in the third quarter. For comparison, Sector profit of €214  million in the prior-year quarter was held back by the €682 million profit impact related to Areva mentioned earlier. In the current period, the Fossil Power Division again led all Siemens Divisions with €475  million in profit. Power Transmission and Renewable Energy posted lower third-quarter profit year-over-year due to continuing challenges. Energy also increased its expenses for R&D, primarily in the wind power business, and for marketing and selling activities associated with business expansion.

Third-quarter revenue was up 14% year-over-year, as the Sector continued to convert its large order backlog into current business. All three reporting regions contributed to revenue growth, with the strongest increases in the Americas and Asia, Australia. In contrast, third-quarter orders came in 28% lower year-over-year, as Energy took in a substantially lower volume of large orders across the Sector compared to a year earlier. This development was evident in all reporting regions, with the largest declines recorded in Europe/CAME and the Americas. Energy’s book-to-bill ratio was 0.75 and its order backlog was €56 billion at the end of the quarter.

Continued revenue growth supports profit generation

Fossil Power Generation delivered €475  million in profit in the third quarter. For comparison, the Division’s reported loss of €95 million in the prior-year period included the €682 million Areva impact mentioned above. In the current quarter, the Division’s service and products businesses contributed earnings near the prior-year level while results from the solutions business came in significantly lower due to a less favorable project mix compared to a year earlier. The Division also increased spending for marketing and selling activities aimed at business expansion. Revenue for Fossil Power Generation was up 4% year-over-year, with currency translation-driven increases in Asia, Australia and the Americas more than offsetting a decline in Europe/CAME. Orders declined 19% compared to the prior-year period, which included a significantly higher volume from large orders.

Profit contribution in dynamic environment

The Renewable Energy business, which includes Siemens’ Wind Power and Solar & Hydro Divisions, generated third-quarter profit of €36 million. Earnings in the wind power business declined due to a €32 million provision related to a wind turbine component from an external supplier and a charge of €20 million related to capacity adjustment. Wind power also increased expenses for R&D. Due to ongoing structural challenges, the solar

Sectors      6

power business posted a larger loss compared to the prior-year period. Revenue for Renewable Energy climbed 48% due to continuing conversion of its large backlog of wind power orders. In contrast, revenue declined for the solar business compared to the prior-year period. The market environment for the solar business remains challenging. On a geographic basis, revenue rose in all regions led by particularly strong growth in Europe/CAME. Orders for Renewable Energy came in sharply lower due to a substantially smaller volume from large orders compared to the prior-year period. Challenging market conditions for Renewable Energy, including pricing pressure, are expected to continue in coming quarters.

Increased profit contribution,

continued revenue growth

Third-quarter profit at Oil & Gas came in higher year-over-year, at €108 million. Revenue rose 15% on increases in Europe/CAME and Asia, Australia. Orders were down 11% year-over-year, due largely to a significantly weaker market for industrial steam turbines compared to a year earlier. On a geographic basis, orders for Oil & Gas declined in Asia, Australia and Europe/CAME, more than offsetting higher order intake in the Americas.

Positive profit contribution,

continuing challenges

Third-quarter profit at Power Transmission came in lower year-over-year, at €52 million. The Division took €22 million in charges related mainly to grid connections to offshore wind-farms, and converted lower-margin orders booked in prior periods with significant pricing pressure. Revenue was up 12% year-over-year, with growth coming mainly from the Americas. Orders were down 20%, due in part to more selective order intake in the solutions business. On a geographic basis, the order decline was particularly evident in the Americas. The Division expects continuing challenges in coming quarters related to connections to offshore wind-farms in Germany and structural issues in certain businesses.

Sectors      7

Healthcare Sector

Broad-based growth,

strong currency tailwinds

Healthcare delivered €396 million in profit in the third quarter, compared to €8 million a year earlier. The Sector took €33 million in charges related to its Agenda 2013 initiative. This was offset by a net gain of €34  million from successful pursuit of a patent infringement claim. A year earlier, third-quarter profit was held back by €381  million in charges related to shifting the focus of particle therapy projects primarily to research. Healthcare expects additional charges related to Agenda 2013 in coming quarters.

Profit at Diagnostics rose to €94  million from €73  million in the prior-year period, driven primarily by higher revenue. The current period included €10 million of the Agenda 2013 charges mentioned above, while the prior-year period was held back by an increase in valuation allowances for receivables triggered by a debt rating downgrade related to Greece. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €44 million in the third quarter. A year earlier, Diagnostics recorded €41  million in PPA effects.

Healthcare revenue came in 17% higher compared to the prior-year quarter, including broad-based increases across its businesses. Favorable currency translation effects contributed eight percentage points to Sector revenue growth for the quarter, and the basis of comparison in the prior-year period included a revenue reduction of approximately €100 million related to shifting the focus of particle therapy projects. Orders rose 10%, again including eight percentage points from favorable currency translation effects. On a geographic basis, Asia, Australia and the Americas contributed double-digit growth in both revenue and orders. Revenue rose in Europe/CAME, while orders declined. Healthcare’s book-to-bill ratio was 0.99, and its order backlog was €7 billion at the end of the quarter.

The Diagnostics business made a strong contribution to growth in the third quarter. Revenue climbed 14%, to €1.014 billion from €892  million in the prior-year period, including eight percentage points from positive currency translation effects, and showed the same development as the Sector with regard to the regions.

Sectors      8

Industry Sector

Headwinds for short-cycle

businesses take profit lower

The market environment for Industry became more challenging during the third quarter, particularly for the Sector’s short-cycle businesses, and the contribution from the Sector’s renewable energy offerings was held back by ongoing market challenges. Industry continued its commitment to focused innovation and growth opportunities, which entailed higher expenses for R&D, marketing and selling. Due mainly to the combination of these factors, Sector profit declined to €523 million from €708  million in the prior-year quarter.

Industry reported revenue growth of 3% and orders near the prior-year level. On a comparable basis, excluding currency translation and portfolio effects, revenue declined 2% and orders were down 4% compared to the prior-year period. Orders came in lower for both Drive Technologies and Industry Automation, largely offset by contract wins in the metals technology business. Most of the Sector’s revenue and order growth in the Americas came from currency translation, and Asia, Australia saw revenue and order declines excluding currency translation effects. In Europe/CAME, revenue was stable and orders clearly declined. The Sector’s book-to-bill ratio was 1.00 and its order backlog was €12 billion at the end of the quarter.

Sectors      9

Weaker market conditions

affect business mix

Third-quarter profit at Industry Automation was €273  million, below the prior-year level due in part to a less favorable business mix. Profit development also included higher functional costs compared to a year earlier. Including beneficial currency translation effects, third-quarter revenue rose 5% and orders declined 1% year-over-year. On a comparable basis, revenue was flat and orders were down 5% year-over-year. PPA effects related to the fiscal 2007 acquisition of UGS Corp. were €39 million in the current period and €33 million in the same period a year earlier.

Profit declines on higher

expenses, less favorable markets

Third-quarter profit at Drive Technologies was €210  million, down substantially from the level a year earlier. Focused innovation and growth initiatives entailed higher spending for R&D, marketing and selling activities and the contribution from the Division’s renewable energy offerings was held back by ongoing market challenges. Including beneficial currency translation effects, revenue rose 3% and orders declined 7%. On a comparable basis, revenue came in 1% lower and orders fell 11% compared to the prior-year period. Market weakness was broad-based, as orders declined in all regions particularly including a significant drop in the Division’s short-cycle businesses.

Sectors      10

Infrastructure & Cities Sector

Higher revenue, stable profit

The Infrastructure & Cities Sector contributed €215 million in Sector profit, slightly above the prior-year level. Profit came in higher at Power Grid Solutions & Products, while Transportation & Logistics and Building Technologies posted declines. Revenue rose 6% for the quarter, on clear growth at Power Grid Solutions & Products and Building Technologies. On a regional basis, revenue increases in the Americas and Europe/CAME more than offset lower revenue in Asia/Australia. Orders declined 45% due to the high basis of comparison in the prior-year period, when the Transportation & Logistics business won a €3.7 billion train order in Germany. This comparison effect was notable in the regional order development, with Europe/CAME posting sharply lower orders year-over-year. Asia, Australia posted a substantial increase in orders, while orders were slightly lower in the Americas. The Sector’s book-to-bill ratio was 0.98 and its order backlog at the end of the quarter was €25 billion.

Sectors      11

Conversion of long-term orders holds back profit

Profit at the Transportation & Logistics business, which includes Siemens’ Rail Systems Division and its Mobility and Logistics Division, declined to €61 million. While third-quarter revenue increased 3% year-over-year, the revenue mix was less favorable due to lower margins associated with large, long-term contracts from prior periods, which are now being converted to current business. New orders came in sharply lower compared to the prior-year period due to the €3.7 billion train order mentioned above.

Broad-based revenue growth drives profit up

The Power Grid Solutions & Products business, which includes Siemens’ Low and Medium Voltage Division and Smart Grid Division, took its third-quarter profit up to €75 million. Key profit drivers included a 9% increase in revenue and improved results from low and medium voltage activities compared to the prior-year period. Revenue increased in all three reporting regions, led by double-digit growth in the Americas. Third-quarter orders rose 5% year-over-year on growth in the Americas and Europe/CAME.

Focused growth initiatives, business mix hold back profit

Third-quarter profit at Building Technologies declined to €64 million. The decline was due mainly to higher functional costs associated with focused growth initiatives. The Division’s revenue mix was also less favorable compared to a year earlier. The Division’s energy efficiency solutions led revenue growth of 6% and order growth of 2% compared to the prior-year period. On a regional basis, both revenue and orders grew in all three reporting regions.

Equity Investments and Financial Services       12

Equity Investments and Financial Services

Lower loss from Equity Investments

Equity Investments narrowed its loss to €74 million from €85  million in the third quarter a year earlier. Within these results, the losses from our share in Nokia Siemens Networks B.V. (NSN) were €128 million in the current period and €116 million a year earlier.

NSN reported to Siemens that it re- corded restructuring charges and associated items totaling €190 million in the current quarter compared to €68 million a year earlier. Due to the nature of the restructuring program as well as prevailing uncertainty in macroeconomic conditions, the amount and timing of improvements in profitability is uncertain. Therefore, results from Equity Investments are expected to be volatile in coming quarters.

Higher income from Financial Services

Financial Services (SFS) posted €105 million in profit (defined as income before income taxes) in the third quarter. For comparison, profit of €89 million in the prior-year period included an impairment of SFS’s equity stake in a power plant project in the U.S. The current period included higher interest results compared to a year earlier, partly offset by higher credit hits. SFS continued to successfully execute its growth strategy, which has led to a significant build-up in total assets from €14.602 billion at the end of fiscal 2011 to €16.430 billion at the end of the third quarter, including positive currency translation effects.

Corporate Items, Corporate Activities and Eliminations Outlook       13

Corporate Items, Corporate Activities and Eliminations

Lower loss at Corporate items

Corporate items and pensions totaled a negative €35 million in the third quarter compared to a negative €56 million in the same period a year earlier. The loss at Corporate items narrowed to €16  million from a loss of €66 million in the prior-year period. This improvement was due partly to positive effects related to a major asset retirement obligation, which were €44  million in the current quarter compared to €2 million in the prior-year period. The current quarter included expenses of €23  million related to previously announced reimbursements to Atos S.A.

Centrally carried pension expense totaled a negative €19 million in the third quarter, compared to a positive €10 million in the prior-year period.

Improved results from Corporate Treasury activities

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a positive €22  million in the third quarter compared to a negative €38 million in the same period a year earlier. The primary factor in the change year-over-year was improved results from Corporate Treasury activities due mainly to changes in the fair market value of interest rate derivatives not qualifying for hedge accounting used for interest rate management.

Outlook

For fiscal 2012 we expect moderate organic revenue growth compared to fiscal 2011, and a book-to-bill around one. Given our results for the first nine months, including substantially lower earnings than we expected in our industrial short-cycle businesses, it has become clearly more ambitious to reach the range of our mid-year outlook of €5.2 to €5.4 billion in income from continuing operations. This outlook excludes significant portfolio effects and impacts related to legal and regulatory matters in the fourth quarter.

Notes and Forward-Looking Statements       14

Notes and Forward-Looking Statements

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings.

Financial Publications are available for download at: www.siemens.com/ir g Publications & Events.

This document includes supplemental financial measures that are or may be non-GAAP financial measures. New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements.

Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Today beginning at 9:00 a.m. CEST, the telephone conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live on the Internet at www.siemens.com/conferencecall.

The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well.

Starting at 10:30 a.m. CEST, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystconference.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual, and interim reports as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the three months ended June 30, 2012 and 2011 and as of September 30, 2011

(in millions of €)

	New orders(2)		External revenue		Intersegment revenue		Total revenue		Profit(3)		Assets(4)		Free cash flow(5)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(6)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	6/30/12	9/30/11	2012	2011	2012	2011	2012	2011
Sectors(1)
Energy	5,246	7,248	6,962	6,076	63	64	7,025	6,140	683	214	3,161	656	(259)	346	116	150	124	97
Healthcare	3,316	3,016	3,329	2,848	15	10	3,343	2,858	396	8	12,047	11,264	786	574	89	78	170	160
Industry	5,116	5,139	4,691	4,518	411	438	5,102	4,957	523	708	7,366	6,001	660	609	109	109	153	136
Infrastructure & Cities	4,185	7,609	4,061	3,857	210	184	4,271	4,041	215	214	4,159	3,169	(71)	24	68	60	69	71

Total Sectors	17,863	23,012	19,042	17,299	699	697	19,741	17,995	1,817	1,144	26,732	21,090	1,115	1,553	382	398	516	463
Equity Investments	—	—	—	—	—	—	—	—	(74)	(85)	2,647	3,382	98	117	—	—	—	—
Financial Services (SFS)	274	293	267	283	8	10	274	293	105	89	16,430	14,602	83	71	6	16	64	58
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	62	71	67	83	3	1	70	85	(11)	(25)	(387)	(397)	23	(35)	1	1	2	1
Siemens Real Estate (SRE)	615	545	80	104	535	442	615	546	22	49	5,154	4,974	(33)	(58)	102	113	89	65
Corporate items and pensions	134	114	86	75	46	38	132	113	(35)	(56)	(10,729)	(9,806)	5	(255)	24	13	17	15
Eliminations, Corporate Treasury and other reconciling items	(1,178)	(1,097)	—	—	(1,290)	(1,188)	(1,290)	(1,188)	22	(38)	68,410	70,398	(408)	(402)	—	(1)	(10)	(13)

Siemens	17,770	22,937	19,542	17,844	—	—	19,542	17,844	1,846	1,077	108,256	104,243	883	992	514	540	678	590

(1)	Commencing with fiscal 2012, Infrastructure & Cities Sector was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the nine months ended June 30, 2012 and 2011 and as of September 30, 2011

(in millions of €)

	New orders(2)		External revenue		Intersegment revenue		Total revenue		Profit(3)		Assets(4)		Free cash flow(5)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(6)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	6/30/2012	9/30/11	2012	2011	2012	2011	2012	2011
Sectors(1)
Energy	18,244	23,856	19,917	17,768	171	186	20,089	17,954	1,737	3,335	3,161	656	(159)	992	338	341	348	301
Healthcare	9,846	9,304	9,822	9,067	34	43	9,857	9,110	1,184	840	12,047	11,264	1,010	1,255	248	191	552	485
Industry	15,161	15,223	13,677	12,980	1,197	1,094	14,874	14,074	1,740	1,980	7,366	6,001	1,178	1,363	269	252	432	410
Infrastructure & Cities	12,760	16,707	11,994	11,707	589	524	12,582	12,231	686	772	4,159	3,169	119	433	191	166	200	206

Total Sectors	56,010	65,089	55,411	51,521	1,991	1,847	57,402	53,368	5,347	6,927	26,732	21,090	2,149	4,043	1,046	951	1,532	1,402
Equity Investments	—	—	—	—	—	—	—	—	(593)	22	2,647	3,382	100	117	—	—	—	—
Financial Services (SFS)	660	737	620	693	40	45	660	737	379	305	16,430	14,602	399	279	23	33	201	205
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	213	381	216	410	7	8	224	417	(5)	(17)	(387)	(397)	(31)	(83)	3	4	4	6
Siemens Real Estate (SRE)	1,779	1,607	244	310	1,548	1,299	1,792	1,610	27	148	5,154	4,974	(180)	(138)	297	280	244	196
Corporate items and pensions	392	349	250	231	142	107	391	337	(5)	141	(10,729)	(9,806)	(856)	(1,052)	81	37	48	44
Eliminations, Corporate Treasury and other reconciling items	(3,596)	(3,739)	—	—	(3,729)	(3,305)	(3,729)	(3,305)	39	(113)	68,410	70,398	(1,280)	(761)	(2)	(3)	(32)	(39)

Siemens	55,458	64,425	56,741	53,164	—	—	56,741	53,164	5,189	7,413	108,256	104,243	300	2,405	1,448	1,302	1,998	1,814

(1)	Commencing with fiscal 2012, Infrastructure & Cities Sector was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

For the three and nine months ended June 30, 2012 and 2011

(in millions of €, per share amounts in €)

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Revenue	19,542	17,844	56,741	53,164
Cost of goods sold and services rendered	(13,995)	(12,665)	(40,540)	(36,815)

Gross profit	5,547	5,179	16,201	16,349
Research and development expenses	(1,082)	(940)	(3,135)	(2,771)
Marketing, selling and general administrative expenses	(2,846)	(2,581)	(8,096)	(7,498)
Other operating income	98	106	322	444
Other operating expense	(41)	(34)	(171)	(320)
Income (loss) from investments accounted for using the equity method, net	(26)	(43)	(391)	172
Interest income	560	550	1,670	1,641
Interest expense	(433)	(424)	(1,298)	(1,278)
Other financial income (expense), net	68	(736)	87	674

Income from continuing operations before income taxes	1,846	1,077	5,189	7,413
Income taxes	(617)	(314)	(1,552)	(1,630)

Income from continuing operations	1,229	763	3,637	5,783
Loss from discontinued operations, net of income taxes	(379)	(262)	(315)	(693)

Net income	850	501	3,322	5,090

Attributable to:
Non-controlling interests	27	39	79	117
Shareholders of Siemens AG	823	462	3,244	4,973
Basic earnings per share
Income from continuing operations	1.37	0.83	4.06	6.48
Loss from discontinued operations	(0.43)	(0.30)	(0.36)	(0.78)

Net income	0.94	0.53	3.70	5.70

Diluted earnings per share
Income from continuing operations	1.35	0.82	4.02	6.41
Loss from discontinued operations	(0.43)	(0.30)	(0.36)	(0.78)

Net income	0.93	0.52	3.66	5.63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited) For the three and nine months ended June 30, 2012 and 2011 (in millions of €)

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Net income	850	501	3,322	5,090
Currency translation differences	613	(101)	1,062	(308)
Available-for-sale financial assets	41	16	122	(15)
Derivative financial instruments	(146)	(40)	(76)	64
Actuarial gains and losses on pension plans and similar commitments	(1,200)	(311)	(1,413)	799

Other comprehensive income, net of tax (1)	(692)	(436)	(305)	540

Total comprehensive income	158	65	3,017	5,630

Attributable to:
Non-controlling interests	42	31	95	91
Shareholders of Siemens AG	115	34	2,922	5,539

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €(22) million and €(18) million, respectively, for the three months ended June 30, 2012 and 2011, and €2 million and €1 million for the nine months ended June 30, 2012 and 2011, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the three months ended June 30, 2012 and 2011

(in millions of €)

	Three months ended June 30,
	2012	2011
Cash flows from operating activities
Net income	850	501
Adjustments to reconcile net income to cash provided by (used in) operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	379	262
Amortization, depreciation and impairments	678	590
Income taxes	617	314
Interest (income) expense, net	(127)	(126)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(8)	(68)
(Gains) losses on sales of investments, net (1)	(14)	687
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	1	—
(Income) losses from investments (1)	26	76
Other non-cash (income) expenses	16	40
Change in assets and liabilities
(Increase) decrease in inventories	(166)	(552)
(Increase) decrease in trade and other receivables	39	(114)
Increase (decrease) in trade payables	63	(437)
Change in other assets and liabilities	(811)	679
Additions to assets held for rental in operating leases	(72)	(150)
Income taxes paid	(433)	(541)
Dividends received	140	170
Interest received	220	201

Net cash provided by (used in) operating activities — continuing operations	1,397	1,532
Net cash provided by (used in) operating activities — discontinued operations	104	(12)

Net cash provided by (used in) operating activities	1,501	1,520
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(514)	(540)
Acquisitions, net of cash acquired	(531)	(77)
Purchases of investments (1)	(77)	(52)
Purchases of current available-for-sale financial assets	(10)	(9)
(Increase) decrease in receivables from financing activities	290	(426)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (1)	65	(571)
Proceeds and (payments) from disposals of businesses	—	32
Proceeds from sales of current available-for-sale financial assets	17	2

Net cash provided by (used in) investing activities — continuing operations	(760)	(1,641)
Net cash provided by (used in) investing activities — discontinued operations	(123)	(612)

Net cash provided by (used in) investing activities	(883)	(2,253)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	37	(960)
Repayment of long-term debt (including current maturities of long-term debt)	(4)	(12)
Change in short-term debt and other financing activities	7	63
Interest paid	(162)	(153)
Dividends paid to non-controlling interest holders	(32)	(47)
Financing discontinued operations (2)	(16)	(618)

Net cash provided by (used in) financing activities — continuing operations	(170)	(1,727)
Net cash provided by (used in) financing activities — discontinued operations	18	624

Net cash provided by (used in) financing activities	(152)	(1,103)
Effect of exchange rates on cash and cash equivalents	75	2
Net increase (decrease) in cash and cash equivalents	541	(1,834)
Cash and cash equivalents at beginning of period	8,454	15,035

Cash and cash equivalents at end of period	8,996	13,201
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	32	195

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,963	13,006

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(2)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the nine months ended June 30, 2012 and 2011

(in millions of €)

	Nine months ended June 30,
	2012	2011
Cash flows from operating activities
Net income	3,322	5,090
Adjustments to reconcile net income to cash provided by (used in) operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	315	693
Amortization, depreciation and impairments	1,998	1,814
Income taxes	1,552	1,630
Interest (income) expense, net	(373)	(363)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(41)	(176)
(Gains) losses on sales of investments, net (1)	(198)	(979)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	1	(2)
(Income) losses from investments (1)	486	(26)
Other non-cash (income) expenses	41	215
Change in assets and liabilities
(Increase) decrease in inventories	(1,569)	(2,136)
(Increase) decrease in trade and other receivables	(601)	(274)
Increase (decrease) in trade payables	(306)	(269)
Change in other assets and liabilities	(2,318)	(524)
Additions to assets held for rental in operating leases	(264)	(448)
Income taxes paid	(1,133)	(1,310)
Dividends received	191	209
Interest received	644	563

Net cash provided by (used in) operating activities — continuing operations	1,748	3,707
Net cash provided by (used in) operating activities — discontinued operations	(13)	(309)

Net cash provided by (used in) operating activities	1,735	3,398
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,448)	(1,302)
Acquisitions, net of cash acquired	(1,272)	(243)
Purchases of investments (1)	(217)	(345)
Purchases of current available-for-sale financial assets	(135)	(15)
(Increase) decrease in receivables from financing activities	(943)	(595)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (1)	466	1,966
Proceeds and (payments) from disposals of businesses	79	167
Proceeds from sales of current available-for-sale financial assets	92	13

Net cash provided by (used in) investing activities — continuing operations	(3,379)	(354)
Net cash provided by (used in) investing activities — discontinued operations	(530)	(865)

Net cash provided by (used in) investing activities	(3,909)	(1,219)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	243	(770)
Proceeds from issuance of long-term debt	2,473	113
Repayment of long-term debt (including current maturities of long-term debt)	(3,193)	(37)
Change in short-term debt and other financing activities	2,206	354
Interest paid	(407)	(364)
Dividends paid	(2,629)	(2,356)
Dividends paid to non-controlling interest holders	(127)	(144)
Financing discontinued operations (2)	(572)	(1,152)

Net cash provided by (used in) financing activities — continuing operations	(2,006)	(4,356)
Net cash provided by (used in) financing activities — discontinued operations	543	1,174

Net cash provided by (used in) financing activities	(1,463)	(3,182)
Effect of exchange rates on cash and cash equivalents	121	(23)
Net increase (decrease) in cash and cash equivalents	(3,516)	(1,026)
Cash and cash equivalents at beginning of period	12,512	14,227

Cash and cash equivalents at end of period	8,996	13,201
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	32	195

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,963	13,006

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(2)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2012 (preliminary and unaudited) and September 30, 2011

(in millions of €)

	6/30/12	9/30/11
ASSETS
Current assets
Cash and cash equivalents	8,963	12,468
Available-for-sale financial assets	532	477
Trade and other receivables	16,052	14,847
Other current financial assets	3,258	2,899
Inventories	17,292	15,143
Income tax receivables	717	798
Other current assets	1,359	1,264
Assets classified as held for disposal	4,781	4,917

Total current assets	52,953	52,813

Goodwill	17,397	15,706
Other intangible assets	4,668	4,444
Property, plant and equipment	10,737	10,477
Investments accounted for using the equity method	4,330	4,966
Other financial assets	13,638	11,855
Deferred tax assets	3,739	3,206
Other assets	793	776

Total assets	108,256	104,243

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	5,236	3,660
Trade payables	7,655	7,677
Other current financial liabilities	1,813	2,247
Current provisions	4,530	5,168
Income tax payables	2,171	2,032
Other current liabilities	20,591	21,020
Liabilities associated with assets classified as held for disposal	1,925	1,756

Total current liabilities	43,920	43,560

Long-term debt	15,234	14,280
Pension plans and similar commitments	9,060	7,307
Deferred tax liabilities	539	595
Provisions	3,914	3,654
Other financial liabilities	1,223	824
Other liabilities	2,053	1,867

Total liabilities	75,944	72,087

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	6,133	6,011
Retained earnings	24,492	25,881
Other components of equity	1,023	(68)
Treasury shares, at cost (2)	(2,660)	(3,037)

Total equity attributable to shareholders of Siemens AG	31,732	31,530

Non-controlling interests	581	626

Total equity	32,313	32,156

Total liabilities and equity	108,256	104,243

(1)	Authorized: 1,117,803,421 and 1,117,803,421 shares, respectively.
Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	34,990,322 and 39,952,074 shares, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the three months ended June 30, 2012 and 2011

(in millions of €)

	New orders						Revenue						Profit(1)			Profit margin
	2012	2011	% Change		therein		2012	2011	% Change		therein		2012	2011	% Change	2012	2011
			Actual	Adj- usted(2)	Cur- rency	Port- folio			Actual	Adj- usted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	5,246	7,248	(28)%	(33)%	3%	3%	7,025	6,140	14%	8%	5%	1%	683	214	>200%	9.7%	3.5%
therein: Fossil Power Generation	2,457	3,016	(19)%	(26)%	3%	4%	2,699	2,595	4%	(2)%	4%	2%	475	– 95	—	17.6%	(3.7)%
Renewable Energy	525	1,543	(66)%	(68)%	2%	0%	1,444	975	48%	35%	14%	0%	36	68	(47)%	2.5%	7.0%
Oil & Gas	1,175	1,321	(11)%	(19)%	3%	5%	1,357	1,178	15%	7%	3%	4%	108	104	4%	7.9%	8.8%
Power Transmission	1,160	1,453	(20)%	(22)%	2%	0%	1,632	1,463	12%	8%	3%	0%	52	133	(61)%	3.2%	9.1%
Healthcare Sector	3,316	3,016	10%	2%	8%	0%	3,343	2,858	17%	8%	8%	1%	396	8	>200%	11.8%	0.3%
therein: Diagnostics	1,009	904	12%	4%	8%	0%	1,014	892	14%	6%	8%	0%	94	73	27%	9.2%	8.2%
Industry Sector	5,116	5,139	0%	(4)%	4%	0%	5,102	4,957	3%	(2)%	4%	1%	523	708	(26)%	10.2%	14.3%
therein: Industry Automation	2,289	2,313	(1)%	(5)%	4%	0%	2,332	2,220	5%	0%	5%	1%	273	344	(20)%	11.7%	15.5%
Drive Technologies	2,263	2,446	(7)%	(11)%	4%	0%	2,445	2,369	3%	(1)%	4%	0%	210	310	(32)%	8.6%	13.1%
Infrastructure & Cities Sector	4,185	7,609	(45)%	(48)%	2%	0%	4,271	4,041	6%	1%	5%	0%	215	214	1%	5.0%	5.3%
therein: Transportation & Logistics	1,264	4,778	(74)%	(75)%	1%	0%	1,455	1,412	3%	(1)%	4%	0%	61	73	(16)%	4.2%	5.2%
Power Grid Solutions & Products	1,567	1,486	5%	1%	4%	0%	1,471	1,346	9%	4%	5%	0%	75	64	17%	5.1%	4.8%
Building Technologies	1,423	1,393	2%	(4)%	5%	0%	1,409	1,328	6%	0%	5%	0%	64	76	(16)%	4.5%	5.7%

Total Sectors	17,863	23,012	(22)%	(27)%	3%	1%	19,741	17,995	10%	4%	5%	1%	1,817	1,144	59%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the nine months ended June 30, 2012 and 2011

(in millions of €)

	New orders						Revenue						Profit(1)			Profit margin
	2012	2011	% Change		therein		2012	2011	% Change		therein		2012	2011	% Change	2012	2011
			Actual	Adj- usted(2)	Cur- rency	Port- folio			Actual	Adj- usted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	18,244	23,856	(24)%	(27)%	1%	2%	20,089	17,954	12%	9%	2%	1%	1,737	3,335	(48)%	8.6%	18.6%
therein: Fossil Power Generation	7,751	10,138	(24)%	(29)%	1%	4%	8,172	7,586	8%	5%	2%	1%	1,557	2,429	(36)%	19.1%	32.0%
Renewable Energy	2,680	4,455	(40)%	(41)%	1%	0%	3,747	2,774	35%	29%	6%	0%	100	152	(34)%	2.7%	5.5%
Oil & Gas	3,778	4,106	(8)%	(12)%	1%	3%	3,880	3,368	15%	11%	1%	3%	329	338	(3)%	8.5%	10.0%
Power Transmission	4,273	5,451	(22)%	(21)%	(1)%	0%	4,576	4,449	3%	2%	1%	0%	(262)	411	—	(5.7)%	9.2%
Healthcare Sector	9,846	9,304	6%	2%	3%	0%	9,857	9,110	8%	4%	3%	0%	1,184	840	41%	12.0%	9.2%
therein: Diagnostics	2,914	2,748	6%	3%	3%	0%	2,914	2,731	7%	4%	3%	0%	227	238	(4)%	7.8%	8.7%
Industry Sector	15,161	15,223	0%	(2)%	2%	0%	14,874	14,074	6%	4%	2%	0%	1,740	1,980	(12)%	11.7%	14.1%
therein: Industry Automation	7,160	6,746	6%	4%	2%	0%	6,915	6,487	7%	4%	2%	0%	931	1,003	(7)%	13.5%	15.5%
Drive Technologies	7,071	7,588	(7)%	(8)%	2%	0%	7,029	6,658	6%	4%	2%	0%	684	825	(17)%	9.7%	12.4%
Infrastructure & Cities Sector	12,760	16,707	(24)%	(25)%	1%	0%	12,582	12,231	3%	1%	2%	0%	686	772	(11)%	5.5%	6.3%
therein: Transportation & Logistics	4,155	8,470	(51)%	(52)%	1%	0%	4,264	4,398	(3)%	(5)%	2%	0%	163	266	(39)%	3.8%	6.1%
Power Grid Solutions & Products	4,613	4,298	7%	6%	1%	0%	4,284	3,991	7%	6%	1%	0%	258	264	(2)%	6.0%	6.6%
Building Technologies	4,228	4,083	4%	1%	2%	0%	4,221	3,970	6%	3%	3%	0%	226	239	(6)%	5.3%	6.0%

Total Sectors	56,010	65,089	(14)%	(16)%	1%	1%	57,402	53,368	8%	5%	2%	1%	5,347	6,927	(23)%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the three months ended June 30, 2012 and 2011

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Sectors
Energy Sector	683	214	14	15	(4)	(686)	672	884	26	17	98	81	797	981	11.3%	16.0%
therein: Fossil Power Generation	475	(95)	11	9	(3)	(685)	468	581	5	4	35	27	508	611
Renewable Energy	36	68	(2)	(1)	2	2	36	67	8	4	22	16	66	87
Oil & Gas	108	104	—	—	(1)	(1)	109	105	11	7	18	16	138	128
Power Transmission	52	133	6	8	(2)	(2)	48	127	3	2	22	20	72	150
Healthcare Sector	396	8	1	3	2	8	393	(2)	86	81	83	78	563	157	16.8%	5.5%
therein: Diagnostics	94	73	—	—	2	2	91	72	52	46	55	53	199	171
Industry Sector	523	708	3	1	(3)	(5)	523	712	71	60	82	76	676	847	13.3%	17.1%
therein: Industry Automation	273	344	1	—	—	(1)	273	344	56	47	35	32	364	423
Drive Technologies	210	310	2	1	(3)	(1)	210	311	12	11	44	40	267	361
Infrastructure & Cities Sector	215	214	9	3	12	(9)	194	220	28	30	40	41	263	290	6.2%	7.2%
therein: Transportation & Logistics	61	73	7	1	(3)	(8)	58	80	3	4	11	10	72	94
Power Grid Solutions & Products	75	64	2	2	(1)	(1)	74	63	10	10	18	17	102	90
Building Technologies	64	76	—	—	—	(1)	64	76	15	16	12	14	91	107
Total Sectors	1,817	1,144	27	23	7	(692)	1,783	1,813	212	188	304	275	2,299	2,276

Equity Investments	(74)	(85)	(85)	(87)	2	2	9	—	—	—	—	—	9	—
Financial Services (SFS)	105	89	30	20	94	61	(19)	8	2	3	62	55	45	66
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(11)	(25)	—	3	—	—	(11)	(28)	2	1	—	—	(9)	(27)
Siemens Real Estate (SRE)	22	49	—	—	(22)	(24)	44	74	—	—	89	65	133	139
Corporate items and pensions	(35)	(56)	—	—	59	46	(94)	(103)	4	3	13	12	(77)	(87)
Eliminations, Corporate Treasury and other reconciling items	22	(38)	2	(1)	56	(2)	(36)	(35)	—	—	(10)	(13)	(46)	(48)

Siemens	1,846	1,077	(26)	(43)	196	(610)	1,676	1,729	220	195	458	395	2,354	2,319

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million in the current period and €— million in the prior-year period, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the nine months ended June 30, 2012 and 2011

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Sectors
Energy Sector	1,737	3,335	43	37	66	828	1,628	2,470	67	51	281	250	1,977	2,771	9.8%	15.4%
therein: Fossil Power Generation	1,557	2,429	28	19	72	829	1,457	1,580	15	11	100	87	1,572	1,678
Renewable Energy	100	152	(6)	(14)	—	4	106	162	19	13	63	50	188	226
Oil & Gas	329	338	—	—	(3)	(3)	332	340	25	20	50	45	407	406
Power Transmission	(262)	411	20	31	(3)	(2)	(280)	382	7	7	65	63	(207)	452
Healthcare Sector	1,184	840	5	5	(9)	13	1,188	822	293	241	259	244	1,740	1,307	17.7%	14.3%
therein: Diagnostics	227	238	—	—	4	5	223	233	181	142	167	164	571	538
Industry Sector	1,740	1,980	9	14	(10)	(3)	1,742	1,970	199	188	232	222	2,173	2,380	14.6%	16.9%
therein: Industry Automation	931	1,003	2	8	(4)	(1)	933	995	155	147	97	93	1,186	1,235
Drive Technologies	684	825	7	5	(6)	(1)	683	820	36	34	126	117	845	971
Infrastructure & Cities Sector	686	772	19	10	22	(6)	645	768	82	87	118	120	845	974	6.7%	8.0%
therein: Transportation & Logistics	163	266	12	4	(11)	(3)	162	265	9	11	33	32	205	308
Power Grid Solutions & Products	258	264	7	5	(2)	(2)	253	261	29	32	50	51	333	343
Building Technologies	226	239	—	1	(2)	(1)	227	240	44	44	35	37	306	320
Total Sectors	5,347	6,927	76	66	69	831	5,202	6,029	642	567	890	835	6,735	7,432

Equity Investments	(593)	22	(611)	6	6	11	12	5	—	—	—	—	12	5
Financial Services (SFS)	379	305	145	63	288	212	(54)	31	5	7	196	199	147	236
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(5)	(17)	4	7	—	—	(9)	(24)	3	2	1	3	(4)	(18)
Siemens Real Estate (SRE)	27	148	—	—	(82)	(60)	109	207	1	1	243	195	352	404
Corporate items and pensions	(5)	141	—	—	53	100	(58)	41	11	9	37	35	(10)	85
Eliminations, Corporate Treasury and other reconciling items	39	(113)	(5)	30	126	(57)	(82)	(87)	—	—	(32)	(39)	(113)	(125)

Siemens	5,189	7,413	(391)	172	460	1,037	5,120	6,204	662	587	1,336	1,227	7,118	8,018

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million in the current period and €— million in the prior-year period, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, July 26, 2012

Legal proceedings

Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in the Company’s Consolidated Financial Statements as of September 30, 2011 (Consolidated Financial Statements).

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.

Public corruption proceedings

Governmental and related proceedings

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation against individuals into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice filed an indictment against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is also involved. Siemens AG is not party to the proceedings.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. The

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GPIC’s investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving – among others – former board members and former executives of Siemens A.E., Elektronische Projekte und Erzeugnisse, Greece (Siemens A.E.) and Siemens AG. In January 2011, the GPIC alleged in a letter to Siemens A.E. that the damage suffered by the Greek state amounted to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. On April 5, 2012, the Greek Parliament approved a settlement agreement between Siemens and the Greek State, the material provisions of which include the following: Siemens waives public sector receivables in the amount of €80 million. Furthermore Siemens agrees to spend a maximum of €90 million on various anti-corruption and transparency initiatives, as well as university and research programs and to provide €100 million of financial support to Siemens A.E. to ensure its continued presence in Greece. In exchange, the Greek State agrees to waive all civil claims and all administrative fines related to the corruption allegations and to utilize best efforts to resolve all pending disputes between Siemens and the Greek state-companies or its public authorities.

In February 2012, the Munich public prosecutor notified Siemens AG of a request for mutual assistance in criminal matters by a foreign authority. The investigation of the foreign authority involves a Siemens subsidiary located in North West Europe in connection with alleged payments to employees of a Russian company between 1999 and 2006. Siemens is cooperating with the authorities.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery or other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

Antitrust proceedings

As previously reported, in October 2011, the local Antitrust Authority in Rovno, Ukraine, notified Siemens Ukraine of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in 2010. Siemens cooperated with the authority. The authority imposed a fine in an amount equivalent to €4,000. Siemens Ukraine did not appeal the decision.

As previously reported, in September 2011, the Competition Commission of Pakistan requested Siemens Pakistan Engineering Co. Ltd., Pakistan (Siemens Pakistan), to present its legal position regarding an alleged anti-competitive arrangement since 2007 in the field of transformers and air-insulated switchgears. In December 2011, Siemens Pakistan filed a leniency application. In April 2012, the Competition Commission of Pakistan accepted the leniency application and granted Siemens Pakistan a 100 percent penalty reduction for the alleged behavior.

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As previously reported, in December 2010 and in March 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi., Turkey, in response to allegations of anti-competitive agreements. Siemens cooperated with the authority. In May 2012, the Turkish Antitrust Authority decided that the law has not been violated, and discontinued the proceedings.

As previously reported, in February 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, among others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania for the supply of medical equipment in 2009. In May 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies under investigation which confirmed that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accused Siemens S.p.A. of having participated in an anti-competitive arrangement. In August 2011, the Italian Antitrust Authority fined several companies, including Siemens S.p.A. for alleged anti-competitive behavior. The fine imposed on Siemens S.p.A. amounts to €1.1 million. The company appealed the decision. In April 2012, the Administrative Court for the region of Latium overruled the decision of the Italian Antitrust Authority.

In May 2012, the Brazilian Anti Trust Authority notified Siemens Ltda., Brazil of an investigation into anti-trust behavior in the field of air-insulated switchgear and other products from 1997 to 2006. Siemens is cooperating with the authorities.

Other proceedings

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In April 2009, TVO rejected the claims and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay amounting to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. In the course of the third quarter of fiscal 2012, the supplier consortium informed TVO of a risk of potential slippage in the schedule if no mitigation measures are taken. The final phases of the plant completion require the full cooperation of all parties involved. The further delay as well as further schedule uncertainties in the completion of the plant could lead TVO to increase its counterclaims. In June 2012, the arbitration tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101  million plus interest.

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In July 2008, Hellenic Telecommunications Organization S.A. (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor’s files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07  million to OTE for alleged bribery payments to OTE-employees. While Siemens AG continues to defend itself against the expanded claim, Siemens AG and OTE remain in discussions to resolve the matter.

In December 2011, the United States Attorney’s Office for the Northern District of New York served a Grand Jury subpoena on Siemens that seeks records of consulting payments for business conducted by the Building Technologies business unit in New York State over the period from January 1, 2000 through September 30, 2011. Siemens is cooperating with the authority.

In February 2012, the United States Attorney’s Office for the Eastern District of New York served a subpoena on Siemens Healthcare Diagnostics Inc. for information relating to a diagnostics process. Siemens is cooperating with the authority.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual, and interim reports as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: July 26, 2012	/S/ DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/S/ DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling